Exhibit 99.1

SinoTech Announces Second Quarter of Fiscal Year 2011 Financial Results

Diluted Earnings Per ADS Reported US 17 Cent in the Second Quarter of Fiscal Year 2011

BEIJING, May 19, 2011 (GLOBE NEWSWIRE) — SinoTech Energy Limited (“SinoTech” or the “Company”) (Nasdaq:CTE), a fast-growing provider of enhanced oil recovery (“EOR”) services in China, today announced its unaudited financial results for the second quarter of fiscal year 2011.

Second Quarter of Fiscal Year 2011 Financial Highlights

•                  Sales in the second quarter of fiscal year 2011 were US$25.0 million, an increase of 201.5% from the corresponding period in fiscal year 2010

•                  Gross profit in the second quarter of fiscal year 2011 was US$17.6 million, an increase of 188.0% from the corresponding period in fiscal year 2010

•                  Net income in the second quarter of fiscal year 2011 was US$10.9 million, compared to a net loss of US$2.6 million in the corresponding period of fiscal year 2010

•                  GAAP diluted earnings per ADS was US$0.17 for the second quarter of fiscal year 2011

•                  Adjusted EBITDA (Non-GAAP)(1) in the second quarter of fiscal year 2011 was US$18.3 million, an increase of 306.1% from the corresponding period in fiscal year 2010

•                  Net cash balance was US$80.6 million as of March 31, 2011

•                  Sales guidance for fiscal year 2011 has been upgraded to a range of US$ 100 million to US$105 million

Recent Business Highlights

•                  On April 4, 2011, the Company announced that it had taken delivery of two new lateral hydraulic drilling (“LHD”) units. The new units employ improved LHD technology, which SinoTech expects will enable further improvement in the productivity of its LHD services. The new units went into immediate operation in northern China.

•                  On March 2, 2011, the Company announced the appointment of Ernst & Young Hua Ming as its independent registered public accounting firm. The financial results for fiscal year 2010 were audited by Ernst & Young Hua Ming.

“Our very strong second quarter results offer a clear indication of both the very exciting growth prospects in China’s EOR market and SinoTech’s growing ability to take advantage of these opportunities,” commented Mr. Guoqiang Xin, Chief Executive Officer of SinoTech. “Successful utilization of our LHD fleet, including two new units delivered in late March this year, has enabled us to meet fast-growing demand for our services from oil producers, and has driven robust growth on both the top and bottom lines. With the rapid pace of economic development in China driving rising demand for energy, the country’s oil producers are increasingly reliant upon EOR solutions to improve productivity. SinoTech is ideally positioned to profit from this trend because producers recognize the clear benefits in terms of costs, technology and effectiveness that our LHD and MDF solutions offer. We are confident in our prospects for the year ahead, and that confidence is reflected in our decision last week to update our revenue guidance for the full fiscal year to a range of US$100 million to US$105 million.”

Mr. Boxun Zhang, Chief Financial Officer of SinoTech, noted, “Despite the seasonal impact of the Chinese New Year, when our machines were offline for around a week, net income reached US$10.9 million in the second quarter of fiscal year 2011. This was a significant improvement compared to both the first quarter of fiscal year 2011, when we recorded net loss of US$28.0 million, and the same period last year, when we registered a net loss of US$2.6 million. In addition to operational improvements, we also benefited from the extinguishment of several non-operating expenses relating to warrant conversion and debt, resulting in more normalized financial results. In addition, I am pleased to note important progress in our efforts to maintain the highest standards of corporate governance. Our recently appointed auditors Ernst & Young Hua Ming have audited our fiscal year 2010 results while we have engaged PricewaterhouseCoopers as our SOX 404 compliance advisor.”

Financial Results for the Second Quarter of Fiscal Year 2011

Sales were US$25.0 million in the second quarter of fiscal year 2011, an increase of 9.5% from US$22.8 million in the first quarter of fiscal year 2011, and a 201.5% increase from the corresponding period in fiscal year 2010, primarily due to the expansion of the Company’s LHD fleet and MDF service coverage as well as the SinoTech team’s effective execution. Sales for the LHD business increased 6.2% quarter-over-quarter to US$18.7 million in the second quarter of fiscal year 2011. The sequential quarterly increase was mainly due to the flexible working hours arranged around the Chinese New Year holiday and the fact that no annual maintenance was required for LHD units in the second quarter of fiscal year 2011. Sales from the MDF business reached US$5.8 million in the second quarter of fiscal year 2011, representing an 18.2% quarter-over-quarter growth, mainly attributable to the additional revenue from a new MDF service contract commenced in January 2011.

Cost of sales were US$7.4 million in the second quarter of fiscal year 2011, a 12.9% increase from US$6.6 million in the first quarter of fiscal year 2011, and a 239.1% increase from US$2.2 million in the corresponding period in fiscal year 2010. The quarter-over-quarter increase was primarily due to increased expenditure on spare parts in the second quarter of fiscal year 2011.

Gross profit was US$17.6 million in the second quarter of fiscal year 2011, representing an increase of 8.1% from US$16.3 million in the first quarter of fiscal year 2011, and an increase of 188.0% from US$6.1 million in the corresponding period in fiscal year 2010. Gross margin was 70.4% in the second quarter of fiscal year 2011, compared with 71.3% in the first quarter of fiscal year 2011, and 73.6% in the corresponding period in fiscal year 2010. The quarter-over-quarter decrease in gross margin was primarily due to the additional expenditure on spare parts for the LHD units. The year-over-year decline was mainly due to changes in the sales mix, with sales for the LHD business accounting for 74.9% of sales in the second quarter of fiscal year 2011, compared to 41.4% the same period last year. Gross margin for the LHD business was 64.5% in the second quarter of fiscal year 2011, compared to 63.6% in the same period of last year, and 66.6% in the first quarter of fiscal year 2011.

(USD)	Sales Q2 FY2011	Gross Profit Margin	Sales Q1 FY2011	Gross Profit Margin
LHD	18,713,242	64.5%	17,619,809	66.6%
MDF	5,839,407	89.4%	4,942,328	88.0%
Others	438,280	68.7%	262,881	71.4%
Total	24,990,929	70.4%	22,825,018	71.3%

Expenses for the second quarter of fiscal year 2011 were US$3.0 million compared to US$3.2 million in the previous quarter and US$3.3 million in the corresponding period in fiscal year 2010. The year-over-year decrease was mainly due to a decrease in consulting and professional fees in the second quarter of fiscal year 2011.

Operating income increased 11.1% to US$14.6 million for the second quarter of fiscal year 2011 compared to US$13.1 million in the first quarter of fiscal year 2011, and US$2.8 million in the corresponding period in fiscal year 2010. The increase was in line with the Company’s fast growing sales and effective expenses control.

Other income and expenses for second quarter of fiscal year 2011, which mainly consist of interest income and foreign exchange gain, totaled income of US$0.4 million, while other income and expenses for the first quarter of fiscal year 2011, which mainly consist of changes in fair value of warrant liabilities, write-off on bank loan discount and amortization of bank loan discount, bank loan interest, interest income and foreign exchange gain, totaled expenses of US$36.8 million. The quarter-over-quarter fluctuation was primarily the result of the Company having paid off its remaining debt (including interest) and the warrant holders having converted all the outstanding warrants into common shares at the time of its IPO.

Net income in the second quarter of fiscal year 2011was US$10.9 million, compared to net loss of US$28.0 million in the first quarter of fiscal year 2011.

GAAP diluted earnings per ADS were US$ 0.17 for the second quarter of fiscal year 2011.

Taking out amortization of intangible assets and share-based compensation, Non-GAAP earnings per ADS were US$0.20 for the second quarter of fiscal year 2011.

Adjusted EBITDA (Non-GAAP)(1) was US$18.3 million, representing quarter-over-quarter growth of 10.7% and a significant increase of 306.1% from the corresponding period in fiscal year 2010.

As of March 31, 2011, the Company had cash and cash equivalents of US$80.6 million. Accounts receivable were US$24.8 million as of March 31, 2011, compared to US$20.1 million as of September 30, 2010, which was a result of increased sales.

As of March 31, 2011, the Company had no bank loan or warrant liabilities as a result of the loan repayment and warrant conversion in November 2010.

In the second quarter of fiscal year 2011, capital expenditures totaled US$13.2 million, primarily as a result of increased purchase of LHD units. Depreciation and amortization expenses totaled US$3.4 million.

Outlook for Fiscal Year 2011

For fiscal year 2011, based on the current strong operation of existing LHD units and confirmed equipment supply pipeline, SinoTech has upgraded its guidance and now expects its total sales to be in an estimated range of US$100 million to US$105 million, representing a 120.7% to 131.7% increase from fiscal year 2010. According to its current schedule, the Company intends to add four LHD units to its fleet in fiscal year 2011, bringing the total number of operational LHD units to 16 by the end of fiscal year 2011 and 20 by the end of December 2011. Total capital expenditures related to the procurement of new equipment to be added in fiscal year 2011 and prepayments for additional LHD units to be delivered in 2012 are expected to be in the range of US$70 million to US$80 million.

This forecast reflects SinoTech’s current and preliminary view, which is subject to change.

Use of Non-GAAP Financial Measures

To supplement SinoTech’s consolidated financial results presented in accordance with GAAP, SinoTech uses the following measure defined as a non-GAAP financial measure by the SEC: adjusted EBITDA (Non-GAAP).

Adjusted EBITDA (Non-GAAP) refers to earnings before current income tax expenses, deferred income tax expenses (benefits), interest income, amortization of bank loan discount, share-based compensation, write-off bank loan discount and other adjustments. Other adjustments comprise of gain on disposal of equipment and foreign exchange gain.

Adjusted EBITDA (Non-GAAP) for prior periods has been reclassified so that the presentations are consistent. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

SinoTech believes that this non-GAAP financial measure provides meaningful supplemental information regarding its performance and is often used as a supplemental financial measure by management and by investors, research analysts and others, to assess the Company’s intrinsic operating performance and return on capital as compared to those of other companies in the industry, without regard to financing or capital structure. The Company believes that both management and investors benefit from referring to this non-GAAP financial measure in assessing the Company’s performance and when planning and forecasting future periods. A limitation of using adjusted EBITDA (non-GAAP) is that this non-GAAP measure fails to account for tax, interest income, bank loan interest and other non-operating cash expenses. The use of adjusted EBITDA (Non-GAAP) has certain limitations because it does not reflect all items of income and expense that affect the Company’s operations. Items excluded from adjusted EBITDA (Non-GAAP) are significant components in understanding and assessing the Company’s operating and financial performance. Depreciation, amortization, income tax expenses, bank loan interest and interest income as well as changes in fair value of warrant liabilities have been incurred in the Company’s business and are not reflected in the presentation of adjusted EBITDA (Non-GAAP). Each of these items should also be considered in the overall evaluation of the Company’s results. Additionally, adjusted EBITDA (Non-GAAP) does not consider capital expenditures and other investing activities and should not be considered as a measure of the Company’s liquidity. Management compensates for these limitations by reconciling this non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The accompanying tables have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year-end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited financial statements and this unaudited financial information.

Second Quarter of Fiscal Year 2011 Conference Call Information

The Company has scheduled a conference call to discuss its second quarter results at 8:30 AM Eastern Time (ET) (8:30PM Beijing/Hong Kong time) on May 19, 2011.

Dial-in details for the live conference call are as follows:

International:	+1-617-614-3529
U.S.:	800-561-2813
South China Toll Free (Netcom):	10-800-852-1490
North China Toll Free (Telecom):	10-800-152-1490
South China Toll Free (Telecom):	10-800-130-0399

China:	400 8811 629/ 400 8811 630
Hong Kong Toll Free:	800963844

Participant Passcode:	44749436

A replay of the conference call will also be available until May 26, 2011 by dialing:

International:	+1-617-801-6888
U.S.:	888-286-8010

Passcode:	65200120

In addition, a live and archived webcast of the conference call will be available on Sinotech’s website at http://ir.sinotechenergy.com/events.cfm.

About SinoTech Energy Limited

SinoTech Energy Limited (Nasdaq:CTE) (“SinoTech”) is a fast-growing provider of enhanced oil recovery (“EOR”) services in China. SinoTech provides innovative EOR services to major oil companies in China using leading technologies, including certain patented lateral hydraulic drilling (“LHD”) technologies, which the Company has an exclusive right to use in China, and a molecular deposition film technology, for which the Company holds a PRC patent. SinoTech also provides technical services to coalbed methane customers using the LHD technology. For more information, please visit http://ir.sinotechenergy.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, SinoTech’s goals and strategies, its future business development, growth of its operations, financial condition and results of operations, its ability to introduce successful new services and attract new clients, growth of the EOR services market in China and worldwide, its beliefs regarding its strengths and strategies, changes in the oil services industry in China, including changes in the policies and regulations of the PRC government governing the oil services industry, its access to current or future financing arrangements, and fluctuations in general economic and business conditions in China, and other risks and uncertainties disclosed in SinoTech’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to SinoTech’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about SinoTech and the oil and gas industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. SinoTech undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

([1]) Adjusted EBITDA (Non-GAAP) is a non-GAAP measure. Adjusted EBITDA refers to earnings before current income tax expenses, deferred income tax expenses (benefits), interest income, bank loan interest, depreciation and amortization, changes in fair value of warrant liabilities, amortization of bank loan discount, share-based compensation, write-off bank loan discount and other adjustments. Other adjustments comprise of gain on disposal of equipment and foreign exchange gain. The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections of “Reconciliation from net income to Adjusted EBITDA” at the end of the press release.

SINOTECH ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars)

	September 30,	March 31,
	2010	2011
	(Audited)	(Unaudited)
ASSETS

CURRENT
Cash and cash equivalents	$43,826,024	$80,587,597
Accounts receivable	20,119,753	24,845,373
Prepaid expenses and deposit	10,230,036	32,368,867
Other receivable	—	24,134
	74,175,813	137,825,971
Equipment, net	64,286,601	94,034,906
Intangible assets, net	26,770,105	23,521,073

	$165,232,519	$255,381,950

LIABILITIES

CURRENT
Accounts payable	$—	$1,335,559
Other payables and accrued liabilities	2,417,620	3,501,435
Loan interest payable	763,248	—
Income taxes payable	3,541,873	4,555,802
Deferred gain on disposal of equipment - current portion	17,133	—
Obligation under capital lease - current portion	4,395	4,671
Due to related parties	8,206,578	—
	14,950,847	9,397,467
Bank loan	12,082,499	—
Obligation under capital lease	5,994	3,748
Warrant liabilities	69,020,000	—
Deferred tax liability	5,030,055	5,912,398

SHAREHOLDERS’ EQUITY

Common stock	10,000	13,158
Additional paid in capital	67,110,399	256,648,337
Accumulated other comprehensive income	5,487,243	8,955,187
Accumulated losses	(8,464,518)	(25,548,345)
Total equity	64,143,124	240,068,337

Total liabilities and equity	$165,232,519	$255,381,950

SINOTECH ENERGY LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in U.S. dollars)

	For the three months ended
	March 31, 2010	December 31, 2010	March 31, 2011
	(Unaudited)	(Unaudited)	(Unaudited)

Sales	$8,288,767	$22,825,018	$24,990,929
-LHD	3,435,144	17,619,809	18,713,242
-MDF	4,853,623	4,942,328	5,839,407
-Others	—	262,881	438,280

Cost of sales	2,184,218	6,561,889	7,407,123
-LHD	1,250,176	5,893,297	6,648,733
-MDF	934,042	593,352	621,050
-Others	—	75,240	137,340
Gross profit	6,104,549	16,263,129	17,583,806
	73.6%	71.3%	70.4%
Expenses
Depreciation of equipment	7,248	9,148	9,225
Amortization of intangible assets	1,487,830	1,892,784	1,915,329
Consulting and professional fees	1,399,147	360,856	213,589
Office and miscellaneous	91,673	40,680	79,717
Rent and utilities	48,304	87,756	76,334
Repair and maintenance	2,785	1,601	2,346
Salaries and benefits	150,435	228,884	278,974
Stock based compensation	—	198,604	297,906
Travel and business promotion	122,470	332,742	143,961
Total operating expenses	3,309,892	3,153,055	3,017,381

Operating income	2,794,657	13,110,074	14,566,425

Other income and expenses
Gain on disposal of equipment	30,442	17,221	103
Interest income	61,257	69,808	71,286
Foreign exchange (loss) gain	(83,466)	457,935	306,366
Changes in fair value of warrant liabilities	(2,710,000)	654,627	—
Amortization of bank loan discount	(1,688,438)	(940,701)	—
Bank loan interest	(546,800)	(112,168)	(669)
Write-off bank loan discount	—	(36,976,800)	—
	(4,937,005)	(36,830,078)	377,086

Net income (loss) from operations before provision for income taxes	(2,142,348)	(23,720,004)	14,943,511

Current income tax expenses	956,564	3,389,483	4,157,403
Deferred income tax (benefits) expenses	(468,611)	859,735	(99,287)

Net income (loss) for the period	(2,630,301)	(27,969,222)	10,885,395

Earnings per ADS attributable to shareholders
Basic		(0.47)	0.17
Diluted		(0.47)	0.17

RECONCILIATION FROM NET INCOME TO ADJUSTED EBITDA(*)

(Expressed in U.S. dollars, Unaudited)

	Three months ended	Three months ended	Three months ended
	March 31, 2010	December 31, 2010	March 31, 2011
Net income (loss)	(2,630,301)	(27,969,222)	10,885,395
Income taxes expense (including deferred income tax)	487,953	4,249,218	4,058,116
Interest expense (income), net	485,543	42,360	(70,617)
Depreciation and amortization	1,712,860	3,220,572	3,441,748
Changes in fair value of warrant liabilities	2,710,000	(654,627)	—
Amortization of bank loan discount	1,688,438	940,701	—
Stock-based compensation	—	198,604	297,906
Write-off bank loan discount	—	36,976,800	—
Other adjustments	53,024	(475,156)	(306,469)

Adjusted EBITDA	4,507,517	16,529,250	18,306,079

(*) Definition of adjusted EBITDA: Adjusted EBITDA refers to earnings before current income tax expenses, deferred income tax expenses (benefits), interest income, bank loan interest, depreciation and amortization, changes in fair value of warrant liabilities, amortization of bank loan discount, stock-based compensation, write-off bank loan discount and other adjustments. Other adjustments comprise of gain on disposal of equipment and foreign exchange gain.

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (*)

(Expressed in U.S. dollars, Unaudited)

	Three months ended March 31, 2010
	GAAP Results	Amortization of intangible assets	Changes in fair value of warrant liabilities	Amortization of bank loan discount	Stock-based compensation	Write-off bank loan discount	Non-GAAP Results
Operating income	2,794,657	1,487,830	—	—	—	—	4,282,487
Operating income margin	33.7%						51.7%

Net income	(2,630,301)	1,487,830	2,710,000	1,688,438	—	—	3,255,967
Net income margin	-31.7%						39.3%

	Three months ended December 31, 2010
	GAAP Results	Amortization of intangible assets	Changes in fair value of warrant liabilities	Amortization of bank loan discount	Stock-based compensation	Write-off bank loan discount	Non-GAAP Results
Operating income	13,110,074	1,892,784	—	—	198,604	—	15,201,462
Operating income margin	57.4%						66.6%

Net (loss) income	(27,969,222)	1,892,784	(654,627)	940,701	198,604	36,976,800	11,385,040
Net (loss) income margin	-122.5%						49.9%

Earnings per ADS attributable to shareholders
-Basic	(0.47)						0.19
-Diluted	(0.47)						0.19

	Three months ended March 31, 2011
	GAAP Results	Amortization of intangible assets	Changes in fair value of warrant liabilities	Amortization of bank loan discount	Stock-based compensation	Write-off bank loan discount	Non-GAAP Results
Operating income	14,566,425	1,915,329	—	—	297,906	—	16,779,660
Operating income margin	58.3%						67.1%

Net (loss) income	10,885,395	1,915,329	—	—	297,906	—	13,098,630
Net (loss) income margin	43.6%						52.4%

Earnings per ADS attributable to shareholders
-Basic	0.17						0.20
-Diluted	0.17						0.20

(*) The adjustment is for amortization of intangible assets, changes in fair value of warrant liabilities, amortization of bank loan discount, stock-based compensation and write-off bank loan discount.

CONTACT:	For investor and media inquiries please contact:

Ms. Rebecca Guo

SinoTech Energy Limited, Beijing

+ 86-10-8712-5555

rebecca.guo@sinotechenergy.com

Ms. Yue Yu

Brunswick Group LLP

+86-10-6566-2256

sinotech@brunswickgroup.com

Source: SinoTech Energy Limited

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